SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____4_______)*


                      Cryomedical Sciences, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    229049101
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229049101                   13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            305,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             305,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      305,000
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       0.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 229049101                   13G                    Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             305,000
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       305,000
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        305,000

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       0.9%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
                     BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 4 of 5 Pages


               J. Morton Davis and D.H. Blair Investment Banking Corp. ("Blair Investment") (together, the "Reporting Parties"), hereby amend their statement on Schedule 13G relating to the Common Stock, $.001 par value ("shares") of Cryomedical Sciences, Inc. (the "Issuer") as follows:



Item 2. (a) is hereby amended in its entirety as follows:

               J. Morton Davis and Blair Investment (1). See Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them (previously filed in a Schedule 13G, dated February 14, 1996, of which this is Amendment No. 4 thereto, and incorporated by reference therein.


Item 2. (b) is hereby amended in its entirety as follows:

               Mr. Davis' and Blair Investment's business address is 44 Wall Street, New York, New York 10005.

Item 2. (c) is hereby amended in its entirety as follows:

               Mr. Davis is a United States Citizen. Blair Investment is incorporated in the State of Delaware.

Item 4. is hereby amended in its entirety as follows:

       (a) (b) As of December 31, 1997, Mr. Davis and Blair
               Investment beneficially own 305,000 shares or 0.9% of the Issuer's shares issued and outstanding. These shares are directly owned by Blair Investment.


           (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment.


Item 5. is hereby amended in its entirety as follows: [x]

               Mr. Davis and Blair Investment have ceased to be beneficial owners in excess of five percent of the Issuer's securities.




______________________________________________________________________________
(1) Mr. Davis is an investment banker and sole shareholder of Blair Investment, a broker-dealer registered under the Securities Exchange Act of 1934. Prior to May 1, 1996, Blair Investment was a wholely-owned subsidiary of D.H. Blair Holdings, Inc. ("Blair Holdings"), which was solely owned by Mr. Davis. As of May 1, 1996, Blair Holdings merged into Blair Investment, with Blair Investment being the surviving corporation.

                                                       Page 5 of 5 pages


Item 10.    Certification.

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 2, 1998


By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis





Date: February 2, 1998

      D.H. Blair Investment Banking Corp.




By:  /s/ David Nachamie
   -------------------------------
     David Nachamie
     Treasurer